

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2022

Jiong Ma
Chief Executive Officer
Chavant Capital Acquisition Corp.
445 Park Avenue, 9th Floor
New York, NY 10022

> **Re: Chavant Capital Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 9, 2022**
> **File No. 001-40621**

Dear Dr. Ma:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Brod